UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: May 31, 2021 Estimated average burden hours per response . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-34228

EURONAV MI II INC.

(Exact name of registrant as specified in its charter)

299 Park Avenue, 2nd Floor, New York, NY 10017

(212)-763-5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share

Debt Securities

Preferred Stock

Guarantees

Rights

Warrants

Units

Depositary Shares

Purchase Contracts

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (Common Stock, par value $.01 per share)

Pursuant to the requirements of the Securities Exchange Act of 1934 Euronav MI II Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

		By:	Euronav MI II Inc.

Date:	July 9, 2018	By:	/s/ Milton Gonzales
Milton Gonzales
Chief Operating Officer

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